SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35316; 812-15603

MA Specialty Credit Income Fund and MA Asset Management, LLC

September 10, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c)
of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to section
17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end
investment companies to issue multiple classes of shares and to impose asset-based distribution
and/or service fees and early withdrawal charges.

Applicants: MA Specialty Credit Income Fund and MA Asset Management, LLC

Filing Dates: The application was filed on July 17, 2024 and amended on August 27, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application
by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with
a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or
personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing
requests should be received by the Commission by 5:30 p.m. on October 7, 2024, and should be
accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a
certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Paul Grady, c/o MA Asset Management, LLC, 3 W Main St., Suite 301, Irvington, New York 10533, with copies to William Bielefeld, Esq., Dechert LLP, 1900 K Street NW, Washington, D.C. 20006, and Matthew Barsamian, Esq., Dechert LLP, 1900 K Street NW, Washington, D.C. 20006.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated August 27, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.